UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42915

Alps Group Inc

(Registrant’s Name)

Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)

No. 1, Jalan 1/68F, Jalan Tun Razak

50400 Kuala Lumpur

Wilayah Persekutuan, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Chief Financial Officer

On January 5, 2026, the board of directors of Alps Group Inc (the “Company”) approved the appointment of Cheing Lye-Ping (Penny), as the Chief Financial Officer (“CFO”) of the Company, effective January 5, 2026.

Cheing Lye-Ping (Penny), aged 53, has over 30 years of experience in finance and accounting, including senior leadership roles in public-listed and private companies across multiple industries. From 2014 to 2025, Ms. Cheing served as the Chief Financial Officer of a property development company primarily involved in an integrated mixed-use development project in the city centre. From 2009 to 2013, she served as Chief Executive Officer of Premier Asia Capital Sdn. Bhd., where she led the company’s investment strategies and managed its investment and joint venture portfolios. From 2003 to 2008, she headed the corporate affairs department of Equine Capital Berhad, a property development company listed on the Main Market of Bursa Malaysia. In this role, her key responsibilities included financial reporting, corporate finance, corporate governance, risk management, and investor relations. Earlier in her career, from 1995 to 2002, she was with the audit division of Arthur Andersen & Co, where she worked across a range of industries including manufacturing, aviation and logistics, and services. Ms. Cheing holds a Bachelor of Business (Accountancy) from RMIT University, Australia, and a Master of Business Administration from Deakin University, Australia. She is a Chartered Accountant registered with the Malaysian Institute of Accountants and a Fellow of CPA Australia (FCPA).

In connection with the appointment, Ms. Cheing entered into an executive employment agreement (the “Employment Agreement”) with the Company setting forth the terms of her employment. Pursuant to the Employment Agreement, Ms. Cheing is entitled to an annual base salary of $59,000, and her employment is on a fixed term of one (1) year from January 5, 2026, unless earlier terminated by either party upon ninety (90) days’ written notice. If, Ms. Cheing’s employment is terminated by the Company without “cause” or by Ms. Cheing for Just Cause (as defined in the Employment Agreement), she will be entitled to receive (i) accrued but unpaid base salary through the termination date; (ii) reimbursement for any unreimbursed pre-approved reasonable business expenses incurred through the termination date; (iii) accrued but unused annual leave days; (iv) all other payments or benefits to which she shall be entitled as of the termination date under the terms of any applicable compensation arrangement or benefit, equity, or fringe benefit plan or program or grant; and (v) in lieu of benefits under any severance plan or policy of the Company, any such amount as may be agreed between the Company and Ms. Cheing.

There are no family relationships between Ms. Cheing and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Cheing and any other person pursuant to which she was appointed.

The Company issued a press release on January 8, 2026 announcing the appointment of the CFO, and is furnished as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1*	Press Release dated January 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alps Group Inc

Date: January 8, 2026	By:	/s/ Dr. Tham Seng Kong
	Name:	Dr. Tham Seng Kong
	Title:	Chief Executive Officer and Director